
Skeyon™
CREATING EARTH MONITORING
Pioneering New Orbits
With Microsatellites

INVEST IN **SKEYEON INC.**

We plan to fly satellites in orbits others cannot, & tap into the multi-Billion $$ Earth Data market

skeyeon.com San Diego CA Technology B2B Moonshots Science & R&D

Featured Investors



Bill Volkel

Syndicate Lead

I have over 35 years of experience being an Entrepreneur/Investor and been a Sr Leader for multiple...

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Skeyeon

• Space junk not a concern for very low earth orbit, VLEO satellites

• Space and satellite markets are evolving from Government to private sector, creating big opportunities

• The Government has an intense interest in VLEO and is funding multi-million-dollar defense programs to determine the feasibility of VLEO

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Invested $5,000 this round & $75,000 previously

Highlights

1. Raised over $2 million from investors so far, and we are part of several government contracts.

2 Ron Reedy's last venture, Peregrine Semiconductor, sold for almost $500 million!

3 Earth monitoring is ripe for disruption by Skeyeon, now dominated by large, slow government agencies

4 By planning to orbit closer than anyone else has, we get better optical resolution, data speed, etc.

5 Solved key issues specific to satellites in VLEO orbits, i.e. propulsion, atomic oxygen erosion, etc

6 Developed patented technologies necessary to orbit microsatellites at an altitude of 100-350 km.

7 Team of experts from fields related to optics, telemetry, coatings, RF links, and space systems, etc

8 Aiming for 1 meter resolution images and building an image database for earth monitoring.

Our Team



Ron Reedy CEO

Ron has over 45 years of experience in advanced research and development. He is the co-inventor of UltraCMOS™ technology, and subsequently the co-founder of pSemi Corporation (formerly Peregrine Semiconductor).



Massimo Comparini Market, Business, & Competitive Analysis

Massimo advises Skeyeon with his 38+ yrs in the areospace industry. Currently Deputy CEO and Sr EVP Observation, Exploration and Navigation at Thales Alenia Space, and CEO of Thales Alenia Space Italia, he brings a unique perspective to

Space, and CEO of Thales Alenia Space Italia, he brings a unique perspective to Skeyeon operations



Thomas Schwartzentruber Aerodynamics and Vehicle Design

Tom Schwartzentruber, Ph.D., provides technical expertise for aerodynamics, propulsion, & attitude control, & is on Skeyeon's Executive Advisory Board since 2015. Tom is Professor of Aerospace Engineering & Mechanics at the Univ. of Minnesota since 2008.



Timothy K. Minton Materials and Space Materials

Dr. Minton is in charge of materials and coatings for Skeyeon, including our proprietary low drag, atomic-oxygen resistant material. He is currently professor of Aerospace Engineering at the Univ. of Colorado, studying rarefied planetary atmospheres etc.



Mike Knowles Business Development & Government Relations

Mike Knowles is the VP/GM of C5ISR systems at Curtiss Wright, and has 30+ years in global aerospace & defense markets. He's a retired Navy officer & Naval Test Pilot School grad, with an MBA from George Mason University, a BS & MS in Aerospace Engineering



Joseph Ford Optical Engineering

Dr. Ford is the lead optical engineer at Skeyeon, and professor of electrical & computer engineering at UCSD. He is an OSA & IEEE Fellow, author of 200+ journal articles & proceedings, and inventor on over 50 USA optical communication and imaging patents.



Ron Melanson Business, Computers and RF

Ron is Chief Engineer & Operations for EvoNexus Silicon Valley. Previously he was VP of Engineering at Oracle. Prior to that he was both Sun MicroSystems Distinguished Engineer & VP of Engineering. He has a BS & MS in E.E. at Northeastern University



Dan Nobbe Radio Systems, Intellectual Property & Regulatory

Dan is responsible for our RF systems, regulatory approvals, and patents, and serves on Skeyeon's Expert Advisory Board since 2017. He is currently V.P. of RF & Radar Systems at MatrixSpace, has 45+ patents, and was Director of IP Development at pSemi



Erica Helgerson IP Manager

Erica is an IP and Innovation Leader. Recently she managed a patent portfolio of over 1000 assets at pSemi Corp. The portfolio was recognized as a 'Top 10' by IEEE. She has an M.S. in Electrical Engineering and is a registered patent agent with the USPTO



Jackie Townsend Marketing Communications

Jackie's role at Skeyeon is to support the company's internal and external communications. She is a branding expert and Chief Strategist for Townsend Team, turning underdogs into market leaders, with a program called The Big Brand Workshop.

Fred Hill

Skeyeon - Microsatellites in VLEO for Earth monitoring!

In an era where information is power, Skeyeon stands at the forefront of a technological revolution.

Our Very Low Earth Orbit (VLEO) technology, currently in development, is not just an innovation; it's a paradigm shift in how we

gather and utilize satellite intelligence. With Skeyeon, the future of global surveillance and data acquisition is on the horizon.

We're making smaller, cheaper, high-performance satellites, built for an orbit no one's currently using, to tap into the multi-Billion $$ Earth Observation market.

For a longer intro video, click here for 3 min video: **Skeyeon 3 Min Video**

Here's one way to think of it everyone can relate to - if you want a nice photo of someone's face, or in our case the Earth, do you want to take it from across the street or from a few feet away? By flying our satellites lower than anyone else can, we get great close ups!

Highlights

Affordable Space Tech: Revolutionizing satellite deployment with cost-effective solutions for broader access.

Tackling Space Junk: Addressing the critical issue of space debris for a sustainable orbital environment.

Mitigating Kessler Syndrome: Innovating to prevent satellite collisions and the resulting space junk proliferation.

Expansive Market Reach: Tapping into a multi-billion-dollar space industry with diverse applications from agriculture to defense.

Expert Team: Led by industry veterans with deep expertise in space technology and atomic oxygen resilience.

Drag Reduction Breakthrough: Cutting-edge technology reducing drag by two-thirds, extending satellite lifespan and cutting costs.

Advanced Data Transmission: Solving the challenge of transmitting vast amounts of high-res imagery data efficiently.

The Challenge of Outdated Satellite Intelligence and Skeyeon's Unique Solution

The world moves fast, but traditional satellite systems lag behind. With orbital times nearing 24 hours, these systems provide data that's often outdated before it even reaches the ground. This delay is a critical bottleneck in sectors where timely information can mean the difference between success and failure, safety and danger. From military operations requiring up-to-the-minute intelligence to disaster response teams needing immediate situational awareness, the need for real-time data is paramount.

Existing satellite solutions face several limitations, including high costs, limited bandwidth, data latency, and line-of-sight transmission issues. Furthermore, the frequency spectrum is becoming increasingly congested, leading to potential increases in interferences.

Skeyeon's approach addresses these limitations by focusing on two key factors: availability of information and high availability of the satellite system. Unlike existing solutions that may have significant data delay, Skeyeon aims to provide fast data acquisition. This speed is crucial for applications where immediate availability of information is essential.

Additionally, Skeyeon plans to ensure high availability of its satellite system, making it a reliable source of data for various applications. While Skeyeon may not offer the highest resolution available in the market, it strikes a balance between resolution and immediate availability of data.

This balance is critical for many applications where timely data is more important than extreme high resolution.

Satellite data has changed the world, but it is too expensive and not price-elastic enough for persistent (daily) coverage

price-elastic enough for persistent (daily) coverage

While competitors have been investing in Low Earth Orbit (LEO) satellites, Skeyeon was the first to recognize the benefits of Very Low Earth Orbit (VLEO) over 6 years ago.

Working with leading experts, Skeyeon has solved all key technical hurdles to operate low-cost satellites at half the altitude of traditional Low Earth Orbit (LEO) satellites.


While competitors have been investing in Low Earth Orbit (LEO) satellites, Skeyeon was the first to recognize the benefits of Very Low Earth Orbit (VLEO) over 6 years ago.
Working with leading experts Skeyeon has solved all key technical hurdles to operate low-cost satellites at half the altitude of traditional Low Earth Orbit (LEO) satellites.

We are going to disrupt the Earth Observation market, currently dominated by big government agencies, by building a constellation of these satellites for VLEO, or Very Low Earth Orbit, lower orbits than anyone has used to date for large constellations. As you can guess, getting closer is better for many things: pictures, data transmission (link budget), less costs, and monitoring the Earth's other various systems.


INTRODUCING: SATELLITE CLOSE-UPS
Getting closer to the earth allows us to obtain high revisit rates at
WHY VERY LOW EARTH ORBIT (VLEO, 180-350 KM)?
Lower On-Orbit Costs
Link Budget 4x Improved


the lowest possible cost. We have spent the past 6 years solving technical obstacles to enable our satellites to orbit at half the altitude of traditional low earth orbit (LEO, >450 km) satellites.
• Industry and Government Trends
• Performance/Cost
• Eliminates Space Junk

This market is ripe for disruption, just like the rocket industry was before SpaceX started building and launching rockets.

There are other companies out there that do satellite imagery, but you get a high-resolution picture once a month or so, depending on their orbits, or low-resolution pictures once a week. We plan to have high resolution daily! This is a game changer for many industries.


WHY RESOLUTION AND REVISIT RATE
• Resolution drives decision clarity. With resolution you can tell this is a hospital ship
• Revisit rate enables timely decisions
• 1m resolution AND daily re-imaging rates is missing from the market
• Traditional satellites ~$100M: not scalable, very expensive



Skeyeon's Game-Changing Approach

- **VLEO Technology** - Skeyeon is redefining satellite technology with our pioneering Very Low Earth Orbit (VLEO) approach, currently in development. By planning to operate satellites closer to Earth, we aim to achieve unprecedented image clarity and data acquisition speed. This proximity is intended to enhance the quality of intelligence and significantly reduce the time between data capture and analysis.
- **Real-Time Insights** - Our VLEO satellites are designed to unlock real-time insights. In a world where situations evolve by the minute, Skeyeon aims to provide the agility and speed necessary to keep pace. From geopolitical monitoring to environmental surveillance, our technology is intended to ensure decisions are made based on the most current information available.
- **Innovative Technologies -** Navigating the challenges of VLEO orbits requires innovation at every step. Skeyeon is developing a suite of patented technologies addressing everything from advanced propulsion for precise maneuvering to specialized coatings that combat atomic oxygen erosion. Our innovations are the backbone of our planned VLEO capabilities, setting new standards in satellite technology.

The reason no one has done this to date is because of the technical challenges required to fly satellites in VLEO, as this orbit does have a thin atmosphere of highly corrosive atomic oxygen.

Our team of experts has solved these challenges, with patents pending and issued, allowing us to fly closer to the Earth than anyone has done to date. Closer means better images and monitoring, easier data transmission, and more.


THE CHALLENGES OF VLEO & REAL-TIME CONNECTIVITY
• Atmospheric Drag — SOLVED & PATENTED
• Atomic Oxygen — SOLVED & PATENTED
• Real-Time Data Pipe — SOLVED & PATENTED
• Folding Telescope — UNDER DEVELOPMENT

Our satellites are about the size of a coffee table, and built for interchangeable payloads, so we can send different instruments up depending on what is needed. Need to monitor methane emissions? Need to monitor illegal whaling or fishing activity? Need to monitor infrared or UV on the dark side of the planet? Skeyeon believes our satellites will be able to do that.


VARIABLE PAYLOAD
While we believe the imaging market is proven and lucrative, Skeyeon is not limited to imaging alone. We can incorporate other payloads that will benefit from very low earth orbits such as radio



intercept, infrared or ultraviolet telescopes, particle detectors, global positioning systems and many others. We are currently undergoing such research. Skeyeon is already participating in several Government contracts.

Meet the Visionaries Behind Skeyeon



The Team That Got Us Here
Ron Reedy
Chief Executive Officer
Massimo Comparini
Market and Business Analysis
Thomas E. Schwartzentruber
Aerodynamics & Vehicle Design
Timothy K. Minton
Materials & Space Coatings
pSemi
Formerly Peregrine Semiconductor
SPAWAR
e-geos
ThalesAlenia Space
University of Minnesota
University of Colorado Boulder
Montana State University
Mountains and Minds
NASA
JPL
Jet Propulsion Laboratory
California Institute of Technology
Dan Nobbe
Radio Systems IP & Regulatory
Joseph Ford
Optical Engineering
Mike Knowles
Business Development
Jackie Townsend Konstanturos
Marketing Communications
pSemi
Formerly Peregrine Semiconductor
Motorola
OMM
UC San Diego
Curtiss-Wright
Cubic
Lockheed Martin
Townsend Team
Qualcomm
Skeyeon

Skeyeon's mission is powered by a team of visionary thinkers and industry experts. Each member brings a unique set of skills and a shared passion for innovation. From seasoned engineers to pioneering scientists, our team's diverse expertise is our greatest asset.

Beyond Military: A World of Applications

The potential applications of Skeyeon's technology extend far beyond military and security realms. Our high-resolution daily imagery, once operational, is envisioned to revolutionize industries across the board. In agriculture, we plan to assist in precision farming, helping to maximize yields and conserve resources, and play a crucial role in global drought monitoring.

In the maritime sector, we aim to serve as an ocean watchdog including tracking illegal activities and pollution monitoring. For infrastructure monitoring, our real-time imagery is intended to aid in everything from urban planning to disaster response.

Additionally, we foresee our technology being pivotal in climate change monitoring, wildlife conservation, disaster preparedness, and renewable energy siting.

These examples are just the tip of the iceberg; the reach of our technology is virtually limitless. Wherever global and current visual information is vital, Skeyeon's solution has a purpose, aiming to make the world a better, safer, and more sustainable place.

Pioneering Technologies for a Closer Look

Innovation is the lifeblood of Skeyeon.

Our multidisciplinary team, comprising experts in various fields of space technology, is dedicated to pushing the boundaries of what's possible.

From developing state-of-the-art optics that aim to capture the world in unprecedented detail to engineering robust telemetry systems for reliable data transmission, every aspect of our satellites is a testament to our commitment to innovation.

Compact, Customizable, Cutting-Edge

Skeyeon's satellites, currently in development, are designed to be marvels of engineering. Compact in size, akin to a coffee table, they are intended to pack a powerful punch. Designed for versatility, each satellite will come with interchangeable payloads, allowing for mission-specific customization

Be Part of Skeyeon's Pioneering Journey

Skeyeon is set to change the way we view our world, and we invite you to be part of this pioneering journey. Your investment in Skeyeon is an investment in a future where intelligence is timely, accurate, and accessible. It's an opportunity to be at the forefront of a technological revolution. Let's make history together.

Noteworthy Considerations

- Skeyeon is the VLEO expert on a large DARPA Project ("Ouija") to launch our VLEO satellites, targeting first launch in 2024
- Provides non-dilutive funding to demonstrate (and de-risk) VLEO operation
- We are on additional Govt programs to further develop VLEO technology
- VLEO is becoming a new focus and opportunity of the satellite industry

Stay Connected with Skeyeon - Contact and Additional Information

For more information or to join our mission, please contact us at

[contact information]. Follow us for the latest updates and developments. We're excited to share our journey with you and welcome your support as we embark on this groundbreaking venture!